AKOUSTIS TECHNOLOGIES INC.

9805-H Northcross Center Court

Huntersville, NC 28078

Phone: (704) 997-5735 Fax: (704) 997-5734

September 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attn:	Katherine Wray Melissa Walsh Stephen Krikorian

Re:	Akoustis Technologies, Inc. Registration Statement on Form S-1 Filed August 7, 2015 File No. 333-206186

Ladies and Gentlemen:

On behalf of Akoustis Technologies, Inc. a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated September 3, 2015 (the “Comment Letter”), addressed to Jeffrey B. Shealy, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company on August 7, 2015 (the “Form S-1”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.	Please provide us with the relevant portions of each industry research report you cite, such as the McKinsey Global Institute and Mobile Experts 2014 reports. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether any of the reports were prepared for you or for this offering. Further, please ensure that you have disclosed the date of each report in your registration statement.

The relevant portions of the cited industry reports, marked to highlight the applicable portion or section containing the information referred to in the prospectus, are attached hereto as an exhibit. Neither of the cited reports was prepared for us for inclusion in the registration statement. The dates of the cited reports have been added to the registration statement disclosure.

Securities and Exchange Commission

September 25, 2015

Prospectus Summary

Overview, page 3

2.	We note your disclosure on page 9 that you have not yet obtained marketing approval or been verified in commercial manufacturing and that you have not generated any sales. Please include a similar statement in the prospectus summary and disclose your net losses to date.

The requested statements have been added to the Overview section of the Prospectus Summary.

Risk Factors

Risks Related to our Business and the Industry in Which We Operate

“Changes in general economic conditions, together with other factors…,” page 12

3.	Please revise to remove any implication that you have any customers. This comment also applies to the first risk factor on page 18 and the last risk factor on page 19.

All implications that the Company presently has customers have been removed from the registration statement including the referenced Risk Factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

4.	Please disclose the amount of funding received under each grant and the terms of the grants received.

The amount of funding received under each grant and the terms of such grants has been added to the Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations Section.

Plan of Operation, page 35

5.	Please disclose the anticipated timeframe of achieving each milestone, and provide the expected amount and source of funds necessary to achieve each milestone.

The Plan of Operation has been revised to include the anticipated timeframe for achieving the referenced milestones and the expected amount and source of funding necessary to achieve such milestones.

6.	We note your reference to the $4.925 million of proceeds from the May/June 2015 private placements. Please revise to refer to your currently-available capital resources as of a more recent date. In this regard, we note that your quarterly report on Form 10-Q for the period ended June 30, 2015 indicates that you had $4,389,308 in current assets.

Securities and Exchange Commission

September 25, 2015

The Plan of Operation has been revised to indicate the Company’s available capital resources as of August 31, 2015.

Description of Business, page 41

7.	Please expand your Business section to describe the effect of existing or probable governmental regulations on the business. See Item 101(h)(4)(ix) of Regulation S-K. We note in this regard your risk factors regarding regulatory requirements beginning on page 20.

The Business Section has been expanded to describe the effect of existing or probable governmental regulations on the Company’s business.

8.	We note your statement on page 21 that the semiconductor and electronics industries have been subject to increasing environmental regulations. Please disclose the costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K.

The referenced disclosure has been expanded to discuss the costs and effects of compliance with environmental laws applicable to the Company.

Pure-Play Filter Provider Enables New Module Competition, page 47

9.	We refer to the graphic on the bottom of page 47. Please explain what the graph demonstrates and how it applies to your business.

The referenced graphic has been revised to include the requested explanation.

Commercialization, page 48

10.	Please expand your disclosure to summarize briefly the material terms of the development agreement and foundry agreement with Global Communication Semiconductors.

The disclosure has been expanded to include a brief summary of the material terms of the development and foundry agreements between the Company and Global Communication Semiconductors.

Directors, Executive Officers, Promoters and Control Persons, page 54

11.	For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Securities and Exchange Commission

September 25, 2015

Disclosure has been added for each Company director which discusses the specific experience, qualifications, attributes and skills that lead the Company to conclude that such persons should serve as directors.

Executive Compensation

Summary Compensation Table, page 58

12.	Please identify to the extent material any item(s) included in the $12,006 in “All Other Compensation” paid to Mr. Shealy for the fiscal year ended March 31, 2015. Refer to Item 402(o)(7) of Regulation S-K.

The $12,006 included in the Summary Compensation Table under “All Other Compensation” has been removed because it consists of benefits under group life, health, hospitalization and/or medical reimbursement plans that do not discriminate in scope, terms or operation in favor of executive officers or directors of the Company and are available generally to all of the Company’s salaried employees. (See Regulation S-K Item 402(a)(6)(ii).

Item 15. Recent Sales of Unregistered Securities, page II-2

13.	Please revise to provide the required disclosure regarding the May and June 2015 unregistered offerings of common stock referenced in the penultimate paragraph of page 4 and elsewhere in your filing. See Item 701 of Regulation S-K.

This comment was discussed with Ji Shin of the Staff. Item 15 on page II-2 contains a cross reference to “Description of Business – The Offering” in Part I. We have expanded the disclosure therein to include reference to Section 4(a)(2) applying to transactions by an issuer not involving a public offering and to Rule 506 and believe such disclosures now satisfy the requirements of Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.	We note your cautionary statements concerning the representations and warranties in the agreements included as exhibits to the registration statement. Please note that disclosure regarding an agreement’s representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Securities and Exchange Commission

September 25, 2015

The cautionary statements concerning the representations and warranties in the agreements included as exhibits to the registration statement have been revised to include the requested changes.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter, as reflected in Amendment No. 1 to Form S-1 of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at 704-997-5735.

Sincerely yours,

Akoustis Technologies, Inc.

/s/ Jeffrey B. Shealy

Jeffrey B. Shealy

Chief Executive Officer

cc:	Barrett S. DiPaolo, Esq. Scott Rapfogel, Esq. CKR Law LLP